ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

02 JAN 18 AM 8:09

02002637

17 January 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
USA

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

SUPPL

ATTENTION: MR SHAWN J KLEIN

Fax: 091 202 942 9624

Dear Sir,

ABSA GROUP LIMITED: CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b) EXEMPTION OF THE SECURITIES AND EXCHANGE COMMISSION IN REGARD TO RULE 164A GLOBAL DEPOSITARY RECEIPTS (FILE NUMBER : B2-4569)

Enclosed is an announcement, issued by Absa Group Limited, dated 17 January 2002.

Sincerely,

WR SOMERVILLE
GROUP SECRETARY

dw 1/23

ABSA – Further announcement Regarding A Profit Warning And A Cautionary Announcement of 15 January 2002.
ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(Share code: ASA ISIN: ZAE000013389)
("ABSA")

FURTHER ANNOUNCEMENT REGARDING A PROFIT WARNING AND A CAUTIONARY ANNOUNCEMENT OF 15 JANUARY 2002

1. INTRODUCTION

Absa issued a profit warning and a cautionary announcement on 15 January 2002, simultaneously with the announcement that the Board of UniFer Holdings Limited (UniFer) requested that the JSE Securities Exchange South Africa suspend trading in its shares owing to a material deterioration of its advances book.

Absa announced on 15 January 2002 that although Absa, excluding UniFer, is performing according to market expectations, the above mentioned is anticipated to have an adverse effect on Absa's earnings for the year ending 31 March 2002. Shareholders were therefore advised to exercise caution when dealing in Absa securities until further notice.

The following information will be presented to the investment community and news media on 17 January 2002.

2 FURTHER INFORMATION

2.1 History of Absa involvement with UniFer

Absa acquired a 51% stake in UniFer effective from April 2000, after a thorough due diligence late in 1999. After a period of acceptable performance at UniFer, the UniFer Board became concerned about exceptionally fast growth in the UniFer advances book reported to the board in May 2001, and cautioned management accordingly. The Board appointed a new CEO in June 2001. In order to position the organization optimally in the micro lending industry, the Board, instructed management to appoint business process re-engineering consultants to formulate and implement a new business model for the Group. In additional to the above, an Absa executive director Dolf Wright was seconded to UniFer at the request of the UniFer board in mid-November 2001. In order to determine the current state at UniFer, the Board initiated audit and forensic investigations. Following an initial report-back in January 2002, both the UniFer and Absa Board meetings came to the conclusion that decisive action and transparent disclosure is immediately required.

2.2 The nature, extent and impact of the problem

Provisions in UniFer were understated. The present picture is that the extent of the understatement in UniFer provisions is R1,5bn (fully aged) The auditors have been tasked to verify the position and will report in 30 days from 14 January 2002. Given this position the net asset value of UniFer is at risk. It has been calculated that the negative effect on Absa's earnings is approximately 100 cents per share. Absa's group capital adequacy ratio is not at risk and has been revised down from 12,1% to 11,4%. Absa Bank's capital adequacy is not affected.

2.3 The origin of the problem

When the market fundamentals in microlending changed with the curtailment of Persal deductions, UniFer responded by announcing a period of consolidation. After this slowdown, alternative collection methods were introduced and UniFer management adopted a strategy of rapid growth. Despite UniFer management's assurances to the contrary, it now becomes clear that the use of a decentralised credit model and inadequate administration capacity and systems underlie the inadequate provisions. This arose primarily from overheated trading in the period April to June 2001. Understanding of the situation was exacerbated by misrepresentations to the UniFer Board by management.

3 UNIFER TURNAROUND PLAN

The critical success factors for UniFer going forward revolve around a thorough market potential and industry review, as well as improved risk management systems, policies and procedures. In addition to this, an aggressive collections drive is central to the recovery strategy.

The core focus areas for UniFer's turnaround is the strengthening of management coupled with efficiency improvements. Strengthening management entails the secondment of specialist Absa skills to UniFer as well as the enforcement of financial and corporate governance at UniFer. Efficiency improvements will be undertaken with regard to the collection processes, the application of Absa systems as well as cost reductions.

Short-term actions as well as a long-term strategy underpin UniFer's turnaround. The short-term actions that will be undertaken include the restructuring of UniFer, the leveraging and acceleration of synergies with Absa as well as the implementation of a new credit model and collection methodologies.

4 CONCLUSION

In addition to the above, Absa will take a number of other decisive actions with regard to UniFer. These are as follows:

- Underwrite UniFer's recapitalisation;
- Protect UniFer's depositors;
- Ensure transparent communication;
- Strengthen UniFer's risk management capability; and
- Second Absa executives to UniFer.

Johannesburg
15 January 2002
Merchant Bank to the transaction
Absa Corporate Finance
Sponsor to ABSA
Merrill Lynch
Date: 17/01/2002

ABSA

02 JAN 18 AM 8:00

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel (011) 350 4000
Fax (011) 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel (011) 350 4000
Faks (011) 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

17 January 2002

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3 –9
450 Fifth Street NW
Washington DC 20549
USA

Fax: 091 202 942 9624

Dear Sirs,

ABSA GROUP LIMITED : CONTINUING OBLIGATIONS UNDER RULE 12 g 3-2 (b)
AMERICAN DEPOSITARY RECEIPTS (CUSIP NUMBER : 00077C309)

Enclosed is an announcement, issued by Absa Group Limited, dated 17 January 2002.

Sincerely,

WR SOMERVILLE
GROUP SECRETARY

ABSA – Further announcement Regarding A Profit Warning And A Cautionary Announcement of 15 January 2002.
ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1986/003934/06)
(Share code: ASA ISIN: ZAE000013389)
("ABSA")

FURTHER ANNOUNCEMENT REGARDING A PROFIT WARNING AND A CAUTIONARY ANNOUNCEMENT OF 15 JANUARY 2002

1. INTRODUCTION

Absa issued a profit warning and a cautionary announcement on 15 January 2002, simultaneously with the announcement that the Board of UniFer Holdings Limited (UniFer) requested that the JSE Securities Exchange South Africa suspend trading in its shares owing to a material deterioration of its advances book.

Absa announced on 15 January 2002 that although Absa, excluding UniFer, is performing according to market expectations, the above mentioned is anticipated to have an adverse effect on Absa's earnings for the year ending 31 March 2002. Shareholders were therefore advised to exercise caution when dealing in Absa securities until further notice.

The following information will be presented to the investment community and news media on 17 January 2002.

2 FURTHER INFORMATION

2.1 History of Absa involvement with UniFer

Absa acquired a 51% stake in UniFer effective from April 2000, after a thorough due diligence late in 1999. After a period of acceptable performance at UniFer, the UniFer Board became concerned about exceptionally fast growth in the UniFer advances book reported to the board in May 2001, and cautioned management accordingly. The Board appointed a new CEO in June 2001. In order to position the organization optimally in the micro lending industry, the Board, instructed management to appoint business process re-engineering consultants to formulate and implement a new business model for the Group. In additional to the above, an Absa executive director Dolf Wright was seconded to UniFer at the request of the UniFer board in mid-November 2001. In order to determine the current state at UniFer, the Board initiated audit and forensic investigations. Following an initial report-back in January 2002, both the UniFer and Absa Board meetings came to the conclusion that decisive action and transparent disclosure is immediately required.

2.2 The nature, extent and impact of the problem

Provisions in UniFer were understated. The present picture is that the extent of the understatement in UniFer provisions is R1,5bn (fully aged) The auditors have been tasked to verify the position and will report in 30 days from 14 January 2002. Given this position the net asset value of UniFer is at risk. It has been calculated that the negative effect on Absa's earnings is approximately 100 cents per share. Absa's group capital adequacy ratio is not at risk and has been revised down from 12,1% to 11,4%. Absa Bank's capital adequacy is not affected.

2.3 The origin of the problem

When the market fundamentals in microlending changed with the curtailment of Persal deductions, UniFer responded by announcing a period of consolidation. After this slowdown, alternative collection methods were introduced and UniFer management adopted a strategy of rapid growth. Despite UniFer management's assurances to the contrary, it now becomes clear that the use of a decentralised credit model and inadequate administration capacity and systems underlie the inadequate provisions. This arose primarily from overheated trading in the period April to June 2001. Understanding of the situation was exacerbated by misrepresentations to the UniFer Board by management.

3 UNIFER TURNAROUND PLAN

The critical success factors for UniFer going forward revolve around a thorough market potential and industry review, as well as improved risk management systems, policies and procedures. In addition to this, an aggressive collections drive is central to the recovery strategy.

The core focus areas for UniFer's turnaround is the strengthening of management coupled with efficiency improvements. Strengthening management entails the secondment of specialist Absa skills to UniFer as well as the enforcement of financial and corporate governance at UniFer. Efficiency improvements will be undertaken with regard to the collection processes, the application of Absa systems as well as cost reductions.

Short-term actions as well as a long-term strategy underpin UniFer's turnaround. The short-term actions that will be undertaken include the restructuring of UniFer, the leveraging and acceleration of synergies with Absa as well as the implementation of a new credit model and collection methodologies.

4 CONCLUSION

In addition to the above, Absa will take a number of other decisive actions with regard to UniFer. These are as follows:

- Underwrite UniFer's recapitalisation;
- Protect UniFer's depositors;
- Ensure transparent communication;
- Strengthen UniFer's risk management capability; and
- Second Absa executives to UniFer.

Johannesburg
15 January 2002
Merchant Bank to the transaction
Absa Corporate Finance
Sponsor to ABSA
Merrill Lynch
Date: 17/01/2002